COLUMBIA FUNDS VARIABLE SERIES TRUST II

Ryan C. Larrenaga

225 Franklin Street

Boston, Massachusetts 02110

(617) 385-9536

January 27, 2016

Mr. Mark A. Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Columbia Funds Variable Series Trust II (File No. 333-208705) (the “Registrant”)

Dear Mr. Cowan:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on January 15, 2016 and by email on January 21, 2016 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”), on December 22, 2015. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

1.	Comment. In the Statement of Additional Information, please reverse the order of Appendix A and Appendix B such that Appendix A consists of the narrative pro forma financial statements for the Buying Funds and Appendix B consists of the Statement of Additional Information for the Buying Funds.

Response. The requested change has been made.

2.	Comment. Please confirm whether there will be any portfolio repositioning for any of the reorganization proposals and, if so, please disclose the percentages and costs associated with the repositioning in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations.” Additionally, the third paragraph under the table captioned “Administration Fees” in this section states that Columbia Threadneedle does not expect any portfolio realignment to result in significant increases in any Buying Fund’s portfolio turnover rate relative to its historical rate. Please clarify the threshold for significance that is being used here, and please disclose whether the securities currently held by each Selling Fund conform to the investment strategies and investment objectives of the corresponding Buying Fund.

Response. The Registrant confirms that Columbia Threadneedle does not anticipate any portfolio repositioning in connection with the reorganizations of any of the Selling Funds because the securities held by each Selling Fund currently conform to the investment objective and investment strategies of the corresponding Buying Fund or will do so before each Reorganization is consummated. The Registrant notes that Columbia Threadneedle expects that, subsequent to the Reorganizations, there may be some portfolio turnover in the ordinary course, but that the Reorganizations are not expected to result in any increase in any Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates.

Accordingly, in response to the Staff’s comment, the Registrant has revised the third paragraph under “Table 7 – Administration Fees” in the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations” as follows:

“The estimated costs of the Reorganizations shown in Table 5 above do not reflect any brokerage commissions incurred by a Fund in connection with any portfolio realignment. However, Columbia Threadneedle does not anticipate any portfolio repositioning in connection with the reorganizations of any of the Selling Funds because the securities held by each Selling Fund currently conform to the investment objective and investment strategies of the corresponding Buying Fund or will do so before each Reorganization is consummated. Columbia Threadneedle expects that, subsequent to the Reorganizations, there may be some portfolio turnover in the ordinary course, but that the Reorganizations are not expected to result in any ~~significant~~ increase in a Buying Fund’s portfolio turnover rate, relative to its historical portfolio turnover rates. ~~Columbia Threadneedle also does not expect any incremental trading costs to be significant.~~”

3.	Comment. The disclosure in the Prospectus contains a number of statements that are qualified by the word “generally.” Please confirm that the use of the word “generally” to qualify these statements is necessary and, where possible, please remove the word “generally” or specify any exceptions to the statement.

Response. The Registrant has carefully considered the Staff’s comment and has reviewed the disclosure in the Prospectus. The Registrant has identified several statements in the disclosure where the use of the word “generally” is not necessary to accurately express the intended statement. For example, the Registrant has removed the word “generally” from the following statements contained in the Q&A section of the Prospectus: “these proposals ~~generally~~ cannot go forward without the approval of shareholders of the Selling Funds” and

“it is expected that following the proposed Reorganization, the expenses borne by Selling Fund shareholders would ~~generally~~ be the same or lower than the expenses they currently bear.” However, the Registrant respectfully submits that there are other statements in the disclosure where the use of the word “generally” is helpful because it alerts the reader to the presence of nuances that, while not necessary to describe in detail, nonetheless would render a more absolute statement inaccurate or potentially misleading. Accordingly, the Registrant has preserved the word “generally” in such statements.

4.	Comment. In the section captioned “Where to get more information,” please provide the Securities Act file number for each Selling Fund after the Fund’s Investment Company Act of 1940 file number.

Response. The requested change has been made.

5.	Comment. In the section captioned “Section A — Reorganization Proposals,” please disclose the risks associated with each transaction that are separate from the risks of investing in the Buying Fund following the Reorganizations. If there are no transaction risks other than the risks of investing in the Buying Fund, please confirm in your response that there are none.

Response. The Registrant respectfully submits that the risks associated with each transaction are those of investing in the Buying Fund following the Reorganizations. The Registrant confirms that there are no principal risks associated with the Reorganizations that are separate from the risks of investing in the Buying Funds. Accordingly, no changes to the disclosure have been made.

6.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses,” please confirm that pro forma fees and expenses have been adjusted to reflect current and expected fees, and consider whether any changes to the disclosure are appropriate.

Response. The Registrant confirms that pro forma fees and expenses have been adjusted to reflect current and expected fees. In response to the Staff’s comment, the second sentence of the second paragraph under the heading “Fees and Expenses” has been revised as follows:

“Pro forma expense ratios are based on the average net assets of each Buying Fund and the corresponding Selling Fund for the twelve months ended December 31, 2015, adjusted to reflect current and expected fees.”

7.	Comment. The section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” states: “Annual fund operating expense ratios are based on expenses incurred during each Fund’s most recently completed fiscal year, adjusted to reflect current and expected fees.” Please confirm supplementally whether the adjustments reflect contractual changes.

Response. The Registrant notes that, as described in the footnotes to the “Annual Fund Operating Expenses” table for each proposal, effective May 1, 2016, each Fund’s Investment Management Services Agreement will be combined with the Fund’s Administrative Services Agreement. As such, management fees reflect the combination of the advisory and administrative services fees under one agreement providing for a single management fee. As a result, other expenses have been adjusted to exclude administrative services fees.

8.	Comment. In the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses,” please consider reorganizing the “Shareholder Fees,” “Annual Fund Operating Expenses” and “Expense Examples” tables such that the tables are grouped together for each Fund, instead of providing current Selling Fund, current Buying Fund, and pro forma combined information together for each type of table.

Response. The Registrant has carefully considered the Staff’s comment. The Registrant respectfully submits that the current organization of the tables is sufficient to meet the requirements of Item 3 of Form N-14. The current format allows shareholders to easily compare the fees and expenses of each Selling Fund to those of the corresponding Buying Fund. The current format also allows footnotes to be consolidated across the same types of tables in order to avoid repetition. In addition, the current format permits the Registrant to clearly and succinctly present the pro forma combined annual fund operating expenses assuming the combination of Reorganizations that results in both the highest possible and the lowest possible total fund operating expenses. The Registrant believes that, if the tables were reordered, the section would be unnecessarily long and would increase the size of the document without enhancing the quality of the information. Accordingly, no changes to the disclosure have been made.

9.	Comment. In the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risk — Comparison of Performance” for each reorganization proposal, please provide data for the annual total returns in the bar chart and table for periods ended December 31, 2015.

Response. The requested changes have been made.

10.	Comment. In the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks,” please confirm the consistency of language used to describe the degree of similarity between the investment objectives, principal investment strategies, fundamental investment policies, non-fundamental investment policies and principal risks of each Selling Fund and the corresponding Buying Fund.

Response. The Registrant has reviewed the disclosure in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks,” and confirms that the degree of similarity between the investment objectives, principal investment strategies, fundamental investment policies, non-fundamental investment policies and principal risks of each Selling Fund and the corresponding Buying Fund is described consistently.

11.	Comment. In the section captioned “Section A — Reorganization Proposals —Additional Information About Each Reorganization — Reasons for the Proposed Reorganizations and Board Deliberations,” please consider disclosing any consideration of adverse consequences of the Reorganizations on the Buying Fund or Selling Fund shareholders and whether any factors led to any specific conclusions related to those factors.

Response. The Registrant believes that the principal factors considered by the Board in approving the mergers, as set forth and discussed in detail in the sub-section titled “Reasons for the Proposed Reorganizations and Board Deliberations,” contain a detailed discussion of the Board’s deliberations. The Registrant believes that the disclosure takes into account both positive (e.g., fund operating expenses generally are expected to decline or remain the same) and less favorable (e.g., potential limitations on the Buying Fund’s use of the Selling Fund’s pre-merger losses for U.S. federal income tax purposes) factors. The Registrant respectfully submits that the current disclosure is sufficient to meet the requirement of Item 4(a) of Form N-14 that the Registrant outline the material reasons the Reorganizations are being proposed. Accordingly, no changes to the disclosure have been made.

12.	Comment. Please disclose the estimated costs of each Reorganization to each participating Fund in the Prospectus, rather than filing this information as an exhibit to the Registration Statement.

Response. The Registrant respectfully submits that the reorganization costs disclosed in “Exhibit A — Costs of the Reorganizations” have been included in the combined Proxy Statement/Prospectus that is mailed to shareholders of the Selling Funds, and not merely filed as an exhibit to the Registration Statement. Nevertheless, in response to the Staff’s comment, the fourth paragraph of the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” has been revised as follows:

“The fees and expenses below exclude one-time costs of the Reorganizations, which are estimated at $128,088 for Variable Portfolio – Loomis Sayles Growth Fund II and $0.00 for each of Columbia Variable Portfolio – Large Cap Growth Fund II, Columbia Variable Portfolio – Large Cap Growth Fund III and Columbia Variable Portfolio – International Opportunities Fund. ~~The costs of each Reorganization expected to be borne by each Fund are set forth in Exhibit A.~~ Reorganization costs will be allocated to each Selling Fund only to the extent they are expected to be offset by the anticipated reduction in expenses borne by the Selling Fund’s shareholders during the first year following the Reorganization. In addition, Columbia Threadneedle has agreed to bear at least 50 percent of all expenses allocated to Columbia Variable Portfolio – Large Cap Growth Fund II and Columbia Variable Portfolio – Large Cap Growth Fund III. Any Reorganization expenses otherwise allocable to a Fund that are in excess of these limitations will be borne by Columbia Threadneedle or its affiliates and not by any other Fund. If a Reorganization is not consummated, Columbia Threadneedle or its affiliates will bear the costs associated with that Reorganization. Additional information regarding the costs of each Reorganization expected to be borne by each Fund is set forth in Exhibit A – Costs of the Reorganizations.”

13.	Comment. In the Q&A, the response to “Why are the Reorganizations being proposed?” states: “As noted below, it is expected that following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would generally be the same or lower than the expenses they currently bear.” Please be more specific with respect to the reference “below.”

Response. In response to this comment, the above-referenced sentence has been revised as follows:

“As noted in “Exhibit A — Cost of the Reorganizations” below, it is expected that following the proposed Reorganizations, the expenses borne by Selling Fund shareholders would be the same or lower than the expenses they currently bear.”

14.	Comment. In the section of the Prospectus captioned “Where to get more information,” please remove the reference to the “Statement of Additional Information of the Buying Funds relating to the Reorganizations,” as such Statement of Additional Information is part of the filing and is not incorporated by reference.

Response. The requested change has been made.

15.	Comment. For each proposal, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks — Comparison of Performance,” please remove the word “hypothetical” from the following sentence: “The tables below show total returns from hypothetical investments in the indicated classes of shares of each Fund.”

Response. The requested changes have been made.

16.	Comment. For Proposal 3, in the section captioned “Section A — Reorganization Proposals — Comparison of Objectives, Strategies and Risks,” please confirm whether the following language is applicable: “Differences between the Selling Fund’s principal investment strategies, fundamental and non-fundamental investment policies and holdings and those of the Buying Fund may expose the Selling Fund’s shareholders to new or increased risks.”

Response. The Registrant notes that the above-referenced language is not applicable for Proposal 3, as the Selling Fund currently operates as a clone of the Buying Fund. Consequently, the above-referenced language has been deleted.

17.

Comment. In Proposal 1, the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses” includes one table with the combination of Reorganizations that results in the highest possible total annual Fund operating expenses, the

Reorganization of only Columbia Variable Portfolio – Large Cap Growth Fund III, and another table with the combination of Reorganizations that results in the lowest possible total annual Fund operating expenses, the Reorganization of both Selling Funds. Please confirm supplementally whether one of these tables also reflects the most likely combination of Reorganizations.

Response. The Registrant confirms that the combination of Reorganizations involving both Selling Funds is the most likely combination.

18.	Comment. The capitalization table under “Section C — Capitalization, Ownership of Fund Shares and Financial Highlights — Capitalization of Selling Funds and Buying Funds” should present the same combinations of Reorganizations in the same manner as the fee tables in the section captioned “Section A — Reorganization Proposals — Summary — Fees and Expenses.” Please revise the capitalization table so as to present the same combinations of Reorganizations.

Response. The requested change has been made.

19.	Comment. In the section captioned “Appendix A — Narrative Description of the Pro Forma Effects of the Reorganizations,” the paragraph above the table captioned “Table 3 – Shareholder Report Dates” states that the costs of each Reorganization will be borne by both the Buying and the Selling Funds. Please disclose the costs of the Reorganization to each Fund.

Response. The Registrant respectfully submits that the estimated costs of each Reorganization are presented in the first line of the table for each reorganization proposal under the heading “Table 5 – Estimated Reorganization Costs, Combined Fund Net Assets and Pro Forma Increases or Decreases in Expenses.” The Registrant further notes that the costs of the Reorganization for each Fund are described in the section captioned “Exhibit A — Costs of the Reorganizations” in the Prospectus. Nevertheless, in response to the Staff’s comment, the relevant portion of the above-referenced paragraph has been revised as follows:

“Current estimates of the costs of ~~the~~ each Reorganization~~s, current estimates of which~~ are set forth in Table 5 below. The costs of each Reorganization expected to be borne by each Fund are set forth in more detail in“Exhibit A – Costs of the Reorganizations” in the Proxy Statement/Prospectus. Reorganization costs will be borne by the Selling Funds and the Buying Funds (each a “Fund” and collectively, the “Funds”) up to the amount of the anticipated reduction in expenses borne by that Fund over the first year following the Reorganization. In addition, Columbia Management Investment Advisers, LLC (“Columbia Threadneedle”) has agreed to bear at least 50 percent of all expenses allocated to Columbia Variable Portfolio – Large Cap Growth Fund II and Columbia Variable Portfolio – Large

Cap Growth Fund III. Any Reorganization expenses otherwise allocable to a Fund that are in excess of ~~that~~ these limitations will be borne by Columbia ~~Management Investment Advisers, LLC (“Columbia~~ Threadneedle~~”)~~ or its affiliates and not by any other Fund. If a Reorganization is not consummated, Columbia Threadneedle or its affiliates will bear the costs associated with that Reorganization.”

* * * * *

We hope that the foregoing responses adequately address your comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s Registration Statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Ryan C. Larrenaga

Secretary

Columbia Funds Variable Series Trust II